Filings under Rule 425

under the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Conatus Pharmaceuticals Inc.

Subject Company: Conatus Pharmaceuticals Inc.

SEC File No.: 001- 36003

Histogen to Present at BIO CEO & Investor Conference

SAN DIEGO, February 6, 2020 – Histogen Inc., a regenerative medicine company with a unique biological platform that replaces and regenerates tissues in the body, announced today that it will be featured as a presenting company at the BIO CEO & Investor Conference taking place February 10-11, 2020 at the New York Marriott Marquis.

All of Histogen’s product candidates are derived from a single, proprietary manufacturing process that yields materials that replace tissues in the body or stimulate the body’s own cells to regenerate. Histogen anticipates kick off of clinical trials for its three key product candidates for hair growth, dermal filler and joint cartilage regeneration in 2020.

Richard W. Pascoe, Chairman and CEO of Histogen, will provide an overview of the Company’s technology and development pipeline during the live BIO CEO presentation. Details of the presentation are as follows:

Date:	Tuesday, February 11, 2020
Time:	2:30 PM (EST)
Location:	Ziegfeld Room, New York Marriott Marquis, New York, NY
Event Website:	https://www.bio.org/events/bio-ceo-investor-conference/

Following the event, the presentation will be available through the Investor Relations section of Histogen’s website at www.histogen.com/investors.

Histogen’s Planned Merger with Conatus Pharmaceuticals

On January 28, 2020, Histogen announced that it entered into a definitive agreement with Conatus Pharmaceuticals Inc. (Nasdaq: CNAT) pursuant to which Histogen will merge with and into a wholly-owned subsidiary of Conatus in an all-stock transaction. The combined company is expected to operate under the name “Histogen Inc.”, and after closing, the combined company is expected to change its trading symbol to “HSTO” and trade on the Nasdaq Capital Market, and to focus on advancement of its patented technology for dermatological and orthopedic indications.

Under the terms of the merger agreement, pending stockholder approval of the transaction, Histogen will merge with a wholly-owned subsidiary of Conatus and Histogen stockholders will receive newly issued shares of Conatus common stock. The exchange ratio used to determine the number of shares of Conatus common stock issuable to Histogen stockholders pursuant to the merger will be determined using a pre-transaction valuation of $100 million for Histogen’s business, based on its latest priced investment round and clinical pipeline advancement, and $35.135 million for Conatus’ business, an approximately 155% premium to the 20-day volume weighted average closing share price of Conatus common stock prior to the announcement date on the Nasdaq Capital Market. As a result, current Conatus stockholders will collectively own approximately 26%, and Histogen stockholders will collectively own approximately 74%, of the combined company on a fully-diluted basis, after taking into account Histogen’s and Conatus’ outstanding options and warrants at the time of closing, irrespective of the exercise prices of such options and warrants, with such ratio subject to adjustment based on each company’s net cash balance at closing.

The combined company, led by Histogen’s current management team, will be named Histogen Inc. and be headquartered in San Diego, CA. After closing, the combined company is expected to change its trading symbol to “HSTO” and trade on the Nasdaq Capital Market. At closing, the combined company’s board of directors is anticipated to consist of eight members, including six members of Histogen’s current board and two members of Conatus’ current board. The merger agreement has been unanimously approved by the board of directors of each company, who have also recommended to their respective company’s stockholders that they approve the merger agreement, the merger and, with respect to Conatus’ stockholders, a reverse stock split. The merger is expected to close by the end of the second quarter of 2020, subject to approvals by the stockholders of Histogen and Conatus, a reverse stock split being implemented by Conatus, the continued listing of the combined company on Nasdaq and other customary closing conditions.

A more complete description of the terms of and conditions of the merger can be found in Conatus’ Form 8-K filed on January 28, 2020 with the SEC and in the Merger Agreement, which is filed as an exhibit to that Form 8-K.

About Histogen

Histogen is a regenerative medicine company developing patented technologies that replace and regenerates tissues in the body. The company’s innovative technology platform utilizes cell conditioned media and extracellular matrix materials produced by hypoxia-induced multipotent cells, developing therapeutic products that address underserved, multi-billion US dollar global markets. For more information, please visit www.histogen.com.

About Conatus Pharmaceuticals

Conatus is a biotechnology company that had been focused on the development of novel medicines to treat chronic diseases with significant unmet need. For additional information, please visit www.conatuspharma.com.

Forward-Looking Statements

Certain statements herein constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes,” “will,” “would,” “expects,” “project,” “may,” “could,” “developments,”

“launching,” “opportunities,” “anticipates,” “estimates,” “intends,” “plans,” “targets” and similar expressions. These forward-looking statements include, but are not limited to, statements concerning: the expected structure, timing and completion of the proposed merger; future product development plans and projected timelines for the initiation and completion of preclinical and clinical trials; the potential for the results of ongoing preclinical or clinical trials and the efficacy of Histogen’s drug candidates; the potential market opportunities and value of drug candidates; other statements regarding future product development and regulatory strategies, including with respect to specific indications; any statements regarding the combined company’s future financial performance, results of operations or sufficiency of capital resources to fund operating requirements; any statements relating to future Nasdaq listing; the executive and board structure of the combined company; and any other statements that are not statements of historical fact. These statements are based upon the current beliefs and expectations of each company’s management and are subject to significant risks and uncertainties.

Actual results may differ materially from those set forth in the forward-looking statements as a result of numerous factors. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the risk that the conditions to the closing of the proposed merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; uncertainties as to the timing of the consummation of the proposed merger; risks related to each company’s ability to manage its operating expenses and its expenses associated with the proposed merger pending closing; the risk that as a result of adjustments to the exchange ratio, Conatus stockholders and Histogen stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Conatus’ common stock relative to the exchange ratio; the businesses of Histogen and Conatus may not be combined successfully, or such combination may take longer than expected; the combined company’s need for, and the availability of, substantial capital in the future to fund its operations and research and development activities; the combined company’s ability to continue to successfully progress research and development efforts and to create effective, commercially-viable products; and the success of the combined company’s product candidates in completing pre-clinical or clinical testing and being granted regulatory approval to be sold and marketed in the United States or elsewhere. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Conatus’ reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Histogen or Conatus or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, neither Conatus nor Histogen undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger. In connection with the merger, Conatus expects to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Conatus and that will also constitute a prospectus of Conatus, which proxy statement/prospectus will be mailed or otherwise disseminated to Conatus stockholders when it becomes available. Conatus also plans to file other relevant documents with the SEC regarding the proposed merger transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION.

In addition to receiving the proxy statement by mail, stockholders also will be able to obtain these documents, as well as other filings containing information about Conatus, the proposed merger and related matters, without charge, from the SEC’s website at http://www.sec.gov. In addition, these documents can be obtained, without charge, by sending an e-mail to info@conatuspharma.com, along with complete contact details and a mailing address or by contacting Conatus at (858) 376-2600.

Participants in the Solicitation

Conatus and Histogen, and certain of their respective directors, executive officers and other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Conatus stockholders with respect to the merger. Information regarding the directors and executive officers of Conatus is set forth in the proxy statement for Conatus’ 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2019, and information regarding the directors and executive officers of Histogen is set forth in the Rule 425 prospectus which was filed by Conatus with the SEC on January 28, 2020 (Film Number 20555629). Additional information regarding the interests of such potential participants will be included in the proxy statement and Form S-4 and the other relevant documents filed with the SEC when they become available.

Histogen Media Contact

Eileen Brandt

Histogen Inc.

858.526.3106

ebrandt@histogen.com